FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

October 14, 2002

Amersham plc

(Translation of registrant’s name into English)

Amersham Place
Little Chalfont
Buckinghamshire HP7 9NA
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   [X]       Form 40-F   [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
Rules 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    [   ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rules 12g3-2(b): 82- ......................

SIGNATURE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AMERSHAM PLC (Registrant)

DATE: October 14, 2002	By..................................................... Name: Susan M. Henderson Title: Deputy Company Secretary

List of exhibits to the FORM 6-K dated October 14, 2002

1.	Announcement dated October 8, 2002 relating to European approval for Myoview in breast cancer screening

2.	Announcement dated October 9, 2002 relating to Amersham plc names Peter Loescher as President, Amersham Health

3.	Announcement dated October 10, 2002 relating to Amersham Health and Link Pharmaceuticals Sign Agreement to Promote METASTRON® for the Treatment of Metastatic Prostate Cancer in the UK

News Release

Contact:	Amersham Health: Carol J. Perlman — US (media), +1 609 514 6600 Carol.perlman@amersham.com

Amersham plc: Graeme Holland – UK (media), +44 1494 54 2115 Graeme.holland@amersham.com

Amersham plc: Alexandra Morris — UK (investors), +44 1494 54 2051 Alexandra.morris@amersham.com

Amersham plc: Tracy Cheung — US (investors and media), +1 732 457 8684 tracy.cheung@amersham.com

AMERSHAM HEALTH ANNOUNCES EUROPEAN APPROVAL FOR MYOVIEW IN BREAST CANCER SCREENING

LONDON, U.K., (October 8, 2002) – Amersham Health, global leader in medical diagnostics and a major provider of radiotherapy products and a business of Amersham plc (LSE,NYSE,OSE:AHM), today announces that its radiopharmaceutical imaging agent MYOVIEW™* has been approved for use in breast cancer screening in 12 European countries including France, Germany, the UK and Spain.

MYOVIEW, the Company’s second largest selling product, is already well established in cardiology, where it is used to diagnose heart disease by visualising blood flow to the heart muscle.

The incidence of breast cancer has increased steadily in most European countries over the last 40 years and is now the most common malignancy in women. “MYOVIEW is an important new weapon in the fight against breast cancer,” said Daniel L. Peters, President of Amersham Health’s Medical Diagnostics business worldwide. “It is convenient, painless and improves the accuracy of breast cancer diagnosis in more difficult cases.”

Amersham Health is committed to developing additional indications for MYOVIEW on a global basis. “This new indication is another result of our life-cycle management programme, “ Peters added. “Last year we received US approval for the expanded use of MYOVIEW in patients with known or suspected coronary artery disease who are unable to take physical exercise, reinforcing the clinical versatility of this valuable product in the diagnosis of heart disease.”

About Amersham Health
Amersham Health, a business of Amersham plc, is the leading global pharmaceutical provider of diagnostic and predictive imaging products and services. Amersham Health is dedicated to providing healthcare professionals with products that expand and improve their diagnostic capabilities and contribute to the treatment of disease. Amersham Health

*Myoview - (Kit for the Preparation of Technetium Tc-99m Tetrofosmin for Injection)

is committed to finding innovative diagnostic and therapeutic solutions with a focus on cardiology, neurology and cancer.

About Amersham plc
Amersham plc is a world leader in medical diagnostics and in life sciences. Headquartered in the UK, the company had annual sales of £1.6 billion (approximately US $2.3 billion) in 2001 and around 9,500 employees worldwide. Its strategy is to build its position as a leading provider of products and technologies enabling disease to be better understood, diagnosed earlier and treated more effectively.

For additional information and full prescribing information, visit the Amersham Health Web site at www.amershamhealth.com or the Amersham plc corporate Web site at www.amersham.com

Editor’s Notes
UK regulatory authorities gave initial approval for the use of MYOVIEW in breast tumour imaging on August 1, 2001, and then acted as the Reference Member State (RMS) for the European Mutual Recognition Procedure (MRP) by which their approval was mutually recognised by 12 other EU member states. Amersham Health will launch this new indication in Denmark, Finland, France, Germany, Greece, Italy, Ireland, Netherlands, Luxembourg, Spain, Sweden, Portugal and the UK as soon as formalities are completed in each country.

According to the MRP, MYOVIEW is indicated as an adjunct to the initial assessments (e.g., palpation, mammography, or alternative imaging modalities and/or cytology) in the characterisation of malignancy of suspected breast lesions where all these other recommended tests were inconclusive.

In many western countries, breast cancer is the leading cause of death in women aged 35-54. Despite the increased incidence, mortality has remained stable. This has been attributed to improvements in breast cancer treatment; more cases of breast cancer being diagnosed due to screening; and the identification of non-fatal cancers.

Amersham plc Amersham Place Little Chalfont Buckinghamshire HP7 9NA UK

T + 44 (0) 1494 544 000 F + 44 (0) 1494 543 588 www.amersham.com

News Release

Amersham plc names Peter Loescher as President, Amersham Health

London, UK – 9 October 2002 — Amersham plc (LSE, NYSE, OSE: AHM) today announces the appointment of Peter Loescher as President of Amersham Health and an Executive member of the Amersham plc Board. Mr Loescher, 45, is currently Chairman & CEO of Aventis Pharma Japan. He will join the company and become a member of the Board on 1 December and will assume the role of President of Amersham Health on 1 January.

Mr Loescher will succeed Dr John Padfield, Chief Executive of Amersham Health and Executive Board member of Amersham plc since 1999. Following Sir William Castell’s agreement to continue for the foreseeable future in his role as Chief Executive of Amersham plc in order to lead the delivery of the company’s vision of enabling personalised medicine, Dr Padfield has decided to retire from the company at the end of the year to pursue a portfolio of other opportunities.

Mr Loescher, an Austrian national, joined Hoechst AG in 1988 after two years as a senior management consultant at the Kienbaum Consulting Group in Dusseldorf, Germany. He has undertaken a wide variety of roles at Hoechst and its successor company Aventis, working in the USA, Germany, the UK and Spain as well as Japan. In 1996 he was appointed Head of Corporate Planning, reporting directly to Hoechst Chairman Juergen Dormann, helping to implement the company’s strategy of becoming a focused life sciences business and overseeing Hoechst’s successful New York Stock Exchange listing in 1997.

In 1997, Mr Loescher became Chief Executive Officer of Hoechst Marion Roussell Ltd in the UK, and, in 1999, was appointed President and Chief Executive Officer of Aventis Pharma in Japan, the world’s second largest pharmaceutical market. He was named Chairman of the Japanese business in 2001. Mr Loescher is a graduate of the Vienna University of Economics and Business Administration, and has also studied at the Chinese University of Hong Kong and Harvard Business School.

Sir William Castell, Chief Executive of Amersham, said: “Peter brings invaluable experience of the global pharmaceutical and life sciences industries to Amersham Health as we work to strengthen our leadership in medical diagnostics, and to develop strategies to seize the many opportunities open to us in personalised medicine. He has the good fortune to be able to build on the excellent work achieved by John Padfield in over three years with the company, during which time Amersham Health has established itself as a clear global leader helping to create significant shareholder value for the company. John has made a major contribution to Amersham Health and the Amersham Board and we wish him every success in the next stage of his highly distinguished career. With Peter joining Amersham Health and

Registered in England and Wales 1002610 http://www.amersham.com Registered office Amersham Place Little Chalfont Buckinghamshire HP7 9NA UK	1 of 2

Andrew Carr, President of Amersham Biosciences, being appointed to the Board earlier this year, we now have a new generation of leaders ready to face the exciting challenges ahead.”

Amersham plc (LSE, NYSE, OSE: AHM) is a world leader in medical diagnostics and in life sciences. Headquartered in the UK, the company has annual sales of £1.6 billion (US $2.3 billion) and 9,500 employees worldwide. Its strategy is to build its position as a leading provider of products and technologies enabling disease to be better understood, diagnosed earlier and treated more effectively. For more information, visit our website at www.amersham.com

- ends -

Enquiries:

UK

Investors

Alexandra Morris	Tel: +44 (0)1494 542 051

Media

Dr. Lynne Gailey	Tel: +44 (0)1494 542 050

Dr. Graeme Holland	Tel: +44 (0)1494 542 115

Norway

Nancy Thingstad	Tel: +47 23 18 5138

US

Tracy Cheung	Tel: ++1 732 457 8684

2

Registered in England and Wales 1002610 http://www.amersham.com Registered office Amersham Place Little Chalfont Buckinghamshire HP7 9NA UK	2 of 2

News Release

Amersham Health and Link Pharmaceuticals Sign Agreement to Promote METASTRON® for the Treatment of Metastatic Prostate Cancer in the UK

LONDON, U.K., (October 10, 2002) – Amersham Health, the global leader in medical diagnostics and a major provider of radiotherapy products, today announced that it has signed an agreement with Link Pharmaceuticals, a leading UK independent hospital specialist sales and marketing company to promote one of Amersham Health’s most important therapy products, METASTRON® (strontium-89 chloride injection) for the treatment of pain from metastatic prostate cancer in the UK. This collaboration reinforces Amersham Health’s decision to increase awareness and access of METASTRON in the medical community. Amersham Health is a business of Amersham plc (LSE,NYSE,OSE:AHM).

Under the terms of the agreement, Link will add METASTRON to its portfolio of products for the oncology and palliative care markets and include METASTRON in marketing programs to build awareness of this important treatment option for such a common and debilitating disease. Amersham Health will continue to provide their existing high level of customer service support and distribution.

“This agreement furthers our goal of ensuring that all men who suffer from this disease have access to excellent treatment options,” stated John Jeans, President of Amersham Health’s Therapy Division. “We are extremely pleased that Link Pharmaceuticals will use its expertise to help build awareness of METASTRON in the medical community.”

“Our agreement with Amersham represents another important step for Link in establishing us as one of the UK’s leading niche oncology companies. In particular, METASTRON supports our goal to sell and market novel and effective medicines for disease areas with limited treatment options.” stated Link’s Managing Director Steve Mountain.

About Metastron

Certain types of cancers, such as prostate and breast cancer, may spread to the bone, causing a painful and often debilitating disorder called metastatic bone disease. METASTRON is an injectable radiopharmaceutical indicated as an adjunct and alternative to external beam radiotherapy for the relief of bone pain in patients with painful metastases from prostate cancer at the stage of hormone therapy failure. A single injection of METASTRON can result in a significant reduction in pain for up to six months, without the disorientation and drowsiness associated with some other types of pain relief medication.

About Prostate Cancer

Prostate cancer is second only to lung cancer for men in terms of UK incidence with almost 23,000 new cases annually. Unfortunately many of these patients will present with or develop metastatic disease making effective palliative treatment vital to quality of life. The recently published NICE Guidelines, Improving Outcomes in Urological Cancers, recommends that radioisotopes, including Strontium-89 chloride (METASTRON), should be considered for bone pain at multiple sites when treating bone metastases from prostate cancer.

About Amersham Health

Amersham Health, a business of Amersham plc, is the leading global pharmaceutical provider of diagnostic and predictive imaging products and services. Amersham Health is dedicated to providing healthcare professionals with products that expand and improve their diagnostic capabilities and contribute to the treatment of disease. Amersham Health is committed to finding innovative diagnostic and therapeutic solutions with a focus on cardiology, neurology and cancer.

About Amersham plc

Amersham plc is a world leader in medical diagnostics and in life sciences. Headquartered in the UK, the company had annual sales of £1.6 billion (approximately US $2.3 billion) in 2001 and around 9,500 employees worldwide. Its strategy is to build its position as a leading provider of products and technologies enabling disease to be better understood, diagnosed earlier and treated more effectively.

For additional information and full prescribing information, visit the Amersham Health Web site at www.amershamhealth.com or the Amersham plc corporate Web site at www.amersham.com

About Link Pharmaceuticals

Link is a leading UK niche pharmaceutical company. Established in 1992 Link has enjoyed rapid and sustained sales and profit growth and is set for further expansion. Link’s strategy is to acquire and license niche specialist led products from both multinationals and development companies. These products match the in-depth expertise of their highly experienced and successful sales and marketing team. Link has demonstrable success in a number of therapy areas particularly in cancer and emergency medicine. Metastron will be a key product in the portfolio alongside the recently licensed Gliadel® wafer for the management of brain cancer from Guilford pharmaceuticals and the increasingly successful Zomorph® capsules.

Contacts:

Amersham Health:	Link Pharmaceuticals:

Carol J. Perlman +1 609-514-6600 Carol.perlman@amersham.com	Steve Mountain +44 1403 272451 steve.mountain@linkpharm.co.uk

Amersham plc:

Graeme Holland +44 1494 54 2115
Graeme.holland@amersham.com
Tracy Cheung +1 732 457 8684
Tracy.cheung@amersham.com

Alexandra Morris +44 1494 54 2051
Alexandra.morris@amersham.com